U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                     0-27072

            (Check One):

[X] Form 10-K and Form 10-KSB      [ ] Form 20-F       [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR


For Period Ended: ............................................ December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

________________________________________________________________________________

Part I - Registrant Information

      Full Name of Registrant

                           HEMISPHERX BIOPHARMA, INC.
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                            Former Name if Applicable

                         1617 JFK Boulevard, Suite 660,
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           Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
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                            City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X]   (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The registrant was unable to file its Form 10QSB for the period ended December 31, 2000, without unreasonable expense and effort due to its inability to finish the required financial statements within a sufficient time for management to review the financial statements with its independent accountants and to prepare the management discussion and analysis.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Robert Peterson                  (215)                             988-0080
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(Name)                         (Area Code)                    (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company did not book a non-cash charge for stock compensation expense of $3,097,000 in its 1999 Financial Statements. This charge is related to the extension of the expiration date of the Company's warrants previously issued under Rule 701 of the Securities Act in February 1999. The Company's 1999 Financial Statements have been adjusted and restated to reflect the non-cash charge for stock compensation expense.

                           HEMISPHERX BIOPHARMA, INC.
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        HEMISPHERX BIOPHARMA, INC.

Date: April 2, 2001                     By: /s/ William A. Carter
                                            ------------------------------------
                                            William A. Carter,
                                            Chairman and Chief Executive Officer

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